787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

March 28, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Teva Pharmaceutical Industries Limited
Form 20-F for the Fiscal Year Ended December 31, 2010 (the “2010 Form 20-F”)
File No. 000-16174

Dear Mr. Rosenberg:

On behalf of Teva Pharmaceutical Industries Limited (“Teva”), set forth below is Teva’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated March 17, 2011 to Eyal Desheh, Teva’s Chief Financial Officer. For your convenience, we have set forth below the Staff’s comment in italics, followed by Teva’s response thereto. Please also see the separate letter of Mr. Desheh being submitted concurrently with this response letter containing Teva’s “Tandy letter” acknowledgment.

Form 20-F December 31, 2010

Non-GAAP Earnings Per Share, page 68

1.	Please revise to reconcile Non-GAAP earnings per share to GAAP earnings per share. Refer to Compliance and Disclosure Interpretations: Non-GAAP Financial Measures – Question 102.05.

As requested, we will include an EPS reconciliation commencing with our 2011 Form 20-F. (We note that in our 2010 Form 20-F we do include a net income reconciliation, with the share information required to take this calculation to a per share level provided nearby.) We will similarly provide an EPS reconciliation in our Supplemental Non-GAAP Income Data that we expect to include in our next quarterly report that we furnish on Form 6-K.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

March 28, 2011

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592 or Peter Jakes of this office at (212) 728-8230.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Melissa N. Rocha (SEC)
Lisa Vanjoske (SEC)
Eyal Desheh (Teva)
Richard S. Egosi (Teva)
Peter H. Jakes (Willkie)